UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2014

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2014

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group Inc.

Settlement with New York State Department of Financial Services

Tokyo, November 18, 2014 — The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) a wholly owned subsidiary of Mitsubishi UFJ Financial Group Inc. (“MUFG”), has announced, as shown in the attached document, that it has entered into a consent agreement with the New York State Department of Financial Services (“DFS”) to resolve issues relating to instructions given to PricewaterhouseCoopers LLP (“PwC”) and the disclosures made to the DFS in connection with BTMU’s 2007 and 2008 voluntary investigation of Bank’s U.S. dollar clearing activity toward countries under U.S. economic sanctions. BTMU had hired PwC to conduct a historical transaction review report (“report”) in connection with that investigation.

Under the terms of the agreement with DFS, BTMU will make a payment of US$315 million to DFS, take actions on persons involved in the matter at that time, and relocate its U.S. BSA/AML and OFAC sanctions compliance programs to New York, and extend, if regarded as necessary by DFS, the period during which a third party organization is responsible for assessing BTMU’s internal controls regarding compliance with applicable laws and regulations related to U.S. economic sanctions.

BTMU voluntarily submitted the report to DFS’s predecessor agency in 2008. BTMU had reached an agreement with DFS in June 2013 regarding inappropriate operational processing of U.S. dollar clearing transactions with OFAC-sanctioned countries during the period of 2002 to 2007.

MUFG is committed to conducting business with the highest levels of integrity and regulatory compliance, and to continually improving its policies and procedures.

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

BTMU Reaches Settlement with New York State Department of Financial Services

Tokyo, November 18, 2014 — The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) announced today that it has entered into a consent agreement with the New York State Department of Financial Services (“DFS”) to resolve issues relating to instructions given to PricewaterhouseCoopers LLP (“PwC”) and the disclosures made to the DFS in connection with BTMU’s 2007 and 2008 voluntary investigation of BTMU’s U.S. dollar clearing activity toward countries under U.S. economic sanctions. BTMU had hired PwC to conduct a historical transaction review report (“report”) in connection with that investigation.

Under the terms of the agreement with DFS, BTMU will make a payment of US$315 million to DFS, take actions on persons involved in the matter at that time, and relocate its U.S. BSA/AML and OFAC sanctions compliance programs to New York, and extend, if regarded as necessary by DFS, the period during which a third party organization is responsible for assessing BTMU’s internal controls regarding compliance with applicable laws and regulations related to U.S. economic sanctions.

BTMU voluntarily submitted the report to DFS’s predecessor agency in 2008. BTMU had reached an agreement with DFS in June 2013 regarding inappropriate operational processing of U.S. dollar clearing transactions with OFAC-sanctioned countries during the period of 2002 to 2007.

BTMU is committed to conducting business with the highest levels of integrity and regulatory compliance, and to continually improving its policies and procedures.

*        *        *

Contact:

Public Ralations Division
Bank of Tokyo-Mitsubishi UFJ
Tel 81-3-3240-2950